DXI Contracts C$780,000 in Debt Financing
For NEBC Woodrush Drill Program
Issues Operational Update for Kokopelli Project, Colorado

VANCOUVER, BRITISH COLUMBIA, October 3, 2018 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today announced that it has contracted C$780,000 in debt financing designated for the continued development of the Woodrush Project in Fort St. John.

Financing Update:

Subject to regulatory approval, four arms-length, U.S. accredited investors have agreed to loan the Company C$780,000 (US$600,000) on a first secured basis ranking “pari passu” with the existing first secured loans. The new loans are convertible into common shares at C$0.06 until expiry in 2022, and will bear interest at the Canadian bank prime rate +1%. C$520,000 (US$400,000) will close immediately while the balance will be subject to a second closing within approximately 30 days. The lenders may convert at any time and the total number of common shares of the Company issuable upon conversion of the principal amount of the C$520,000 is 8,666,666. No fees will be paid. Proceeds from this transaction will be applied to NE B.C. lease obligations, surveying and environmental work for our 2019 Woodrush drilling licenses and related permits, construction of new drilling ‘pads’ if required by the B.C. Oil and Gas Commission, and general working capital.

The subscribers to this offering join those that invested in a private placement in 2017, share the common belief in the prospects for a successful drilling program at the company’s 99% owned Woodrush asset. Collectively this SW Wyoming investor group own approximately 19% of the issued common shares and approximately 9.6% of the secured (convertible) debt outstanding. These parties are unrelated to management and resident Canadian directors. Recently appointed director Stan Page of Dallas, Texas was invited to join the existing board of directors at their behest, based on their joint experiences while he was with Amoco/BP. That experience has helped Mr. Page lead the efforts with the pertinent First Nations people in N.E.B.C. that have advanced the future drilling at Woodrush with a much-improved cooperative spirit. This should provide optimal access to the oil potential shown to be existing in the proprietary 3D seismic surveys owned by DXI and interpreted by advanced Paradigm software utilized by Absolute Imaging Inc., an industry leader in this field.

“We are pleased to welcome investors who share our vision for developing significant oil prospects that have been seismically indicated in the Halfway and Montney. This new capital will help drive the next phase of our 2018-19 drilling program north of Fort St. John and was secured on very attractive terms. The Woodrush production capability profile consists of both light gravity crude and natural gas that can be adjusted to commodity price fluctuations and we remain committed to efficiently ramping production and leveraging our C$12mm infrastructure,” stated Robert L. Hodgkinson, Chairman and CEO.

U.S. Operations Update:

DXI Energy Inc., today also announces that Houston based, Terra Energy Partners LLC has acquired 75% WI and has become the project operator of the Kokopelli gas/liquids field in the eastern Piceance Basin. DXI Energy, through its U.S. subsidiary, maintains its ownership position of 25% WI in this 2,200 acre HBP property.

“Terra Energy Partners is the largest operator in the entire Piceance Basin. We are very pleased that they have acquired the 75% operational stake that was for sale at Kokopelli. This transaction reinforces our belief in the long-term value proposition of the Piceance Basin that was highlighted by a recent U.S. Geological Survey report that updated Mancos reserves to 66 trillion cubic feet of natural gas, 40 times than the agency’s previous estimate in 2003. With 5,500 wells, 4,800 of those operated, Terra possesses the extensive experience necessary to manage efficient production while maximizing natural gas gathering synergies that can represent significant, beneficial improvements to field efficiency. The DXI-incubated Kokopelli project hosts 12 production wells, including a 12000’ Mancos discovery, a state-of-the-art PWD facility and an inventory of over 250 undrilled locations to access the Williams Fork and/or Mancos, the two primary producing hydrocarbon horizons of this Basin,” states Robert L. Hodgkinson, Chairman and CEO.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the debt financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com